SVF Investment Corp.

1 Circle Star Way

San Carlos

California 94070, United States

(415) 539-3099

January 6, 2021

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	SVF Investment Corp.

Registration Statement on Form S-1

File No. 333-251541

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SVF Investment Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Navneet Govil
Name: Navneet Govil
Title: Director and Chief Financial Officer